STATE OF NEW YORK	)

)

CITY OF NEW YORK	)

AFFIDAVIT OF MAILING

This is to serve as confirmation that I, Jeremy Read, have caused to be mailed proxy materials, in relation to the special meeting of stockholders scheduled to be held on June 26, 2012 to all stockholders of Yacktman Focused Fund and Yacktman Fund, as of the Record Date April 30, 2012.

Packages containing a proxy statement, proxy ballot and business reply envelope, commenced mailing to stockholders via USPS mail on May 22, 2012 from Edison, New Jersey for which the registration information was provided by the US Bancorp Fund Services.

Jeremy Read
Senior Vice President

Sworn to before me this
25th day of June 2012

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